Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Macro Snacks Inc.
422 Crompton Street
Charlotte, NC 28273
www.snackmacro.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Macro Snacks Inc.
Address: 422 Crompton Street, Charlotte, NC 28273
State of Incorporation: NC
Date Incorporated: April 18, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investor Owners Club

- Early access to products (This can be available to everyone, but only $25,000+ can get input in the development)
- Private owners group or investor meetups / webinars

Early Bird

First 72 hours - Friends and Family | 15% bonus shares

Next 72 hours - Super Early Bird | 10% bonus

Next 7 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ (20% off, first 6 months, 1-month supply for free)

$1,000 (20% off, first 12 months, 3 month supply for free)

$5,000+ (25% lifetime, 3-month supply for free)

$10,000+ (25% lifetime, 6-month supply for free+ 5% bonus shares)

$25,000+ (25% lifetime, 1-year supply, manufacturing tour, new flavor development testing, early access to new products + 10% bonus shares)

$50,000+ (25% lifetime, 1-year supply, manufacturing tour, new flavor/product development testing, early access to new products + 15% bonus shares)

All perks occur when the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Macro Snacks, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

The Company and its Business

Company Overview

<u>Product & Business Model</u>

Macro Snacks provides consumers with macronutrient balanced snack chips that deliver 11g of plant-based protein in a 140-calorie serving. We balance our snacks with complex carbohydrates and healthy fat to achieve the ideal ratio of macronutrients for optimal nutrition. Not only are Macro Snacks perfectly balanced, they taste great too. It is the first of its kind snack, that, while delivering essential, balanced nutrition, they also taste great! All snacks are Non-GMO and Gluten Free, with 6 of 7 flavors being full vegan.

We source our raw materials from a co-manufacturer in Minnesota. At this location, the base, or chip, is made using the extruded protein. The base is then shipping to a seasoning facility in Minnesota where the product is coated with the seasoning and packaged for distribution. Currently, the product is sent to our headquarters and Amazon distribution centers for fulfillment to customers.

<u>Corporate History</u>

The Company first operated Macro Snacks LLC in North Carolina in 2018 and merged into Macro Snacks LLC, an new entity formed in 2019. We subsequently converted to a

C-Corporation as part of this equity campaign in June 2020.

Competitors and Industry

We compete in the functional, nutritional snack space. Our competitor list includes companies that make nutritionally functional snacks ranging from chips, puffs, and crisps. All competitors offer high protien snacks as an alternative to unhealthy chips.

While our competitors use whey protein and other non-vegan ingredients, we position ourselves by using plant-based protein and all vegan ingredients.

Quest Nutrition - Protein Chips, bars, cookies, shakes

iWon Organics - Protein Puffs and stix

Shrewd Food - Protein puffs

Current Stage and Roadmap

Currently we are in customer acquisition mode. Our goal is initiate trial from consumers while betting on our taste to win them over as long time customers. Our strategy is proving our theory that once consumers try our products, they continue to come back.

Looking forward, we want to continue to acquire customers digitally, through our proven Facebook and Instagram advertising, as well as push into brick and mortar retail. Our customer data and repeat purchase history will serve as the catalyst for the need to be in retail, highlighting our proof of concept and product/market fit. We have had conversations with retailers and are confident in a 2021 launch into grocery, natual grocery, and certain c-stores to accelarate growth and brand awareness.

Sticking with our mission to provide macronutrient balanced options to our customers, we will continue to introduce innovative products into the market where there is a fit. This includes, but is not limited to, macro balanced protein bars, powders, shakes, cookies, nut butters, and others. Our customers are already asking for different products to compliment our chips, we need investors help to build Macro Snacks into a macronutrient balanced, functional food, powerhouse.

This year we have projected revenue of ~$450,000-500,000. These projections take into account only selling the current products on the market our 7 flavors of Macro Snacks chips. We have identified a company to help us develop our first protein bar. Time to market would be 8 weeks total, with 4 weeks of production post-development. Our goal is to launch the bars pre Black Friday. This will be incremental revenue for 2020.

The Team

Officers and Directors

Name: Justin Wiesehan

Justin Wiesehan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO
  Dates of Service: March 07, 2019 - Present
  Responsibilities: Day to day operations of the company and strategy and execution of operating plan. Justin is currently not taking a salary

Other business experience in the past three years:

- **Employer:** Ballantyne Brands LLC dba Mistic Electronic Cigarettes
  Title: SVP Marketing and Regulatory Affairs
  Dates of Service: October 01, 2012 - September 17, 2017
  Responsibilities: All marketing and branding for the company's family of brands. Also responsible for ensuring compliance with all government and regulatory statutes.

Other business experience in the past three years:

- **Employer:** W the Brand dba W Vapes
  Title: Corporate Director of Sales and Marketing
  Dates of Service: December 18, 2017 - April 01, 2018
  Responsibilities: Oversaw the sales and marketing strategies in all states that the company operated in, this included California, Nevada, and Oregon, as well as the corporate team based in Charlotte, NC.

Other business experience in the past three years:

- **Employer:** VPR Management Group dba Infinite Garage Solutions
  Title: President/Owner
  Dates of Service: April 01, 2018 - Present
  Responsibilities: Oversaw all operations of the business as owner/operator

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products are variants on one type of food, healthy and functional chips. Our revenues are therefore dependent upon the market for such snacks.

Minority Holder; Securities with Voting Rights

he common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Macro Snacks, Inc. was formed around June 2020 and operated under a prior entity that started in mid 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Macro Snacks Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Macro Snacks is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Justin Wiesehan	5,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $350,000.00
  Number of Securities Sold: 1,000,000

Use of proceeds: Initial R&D, Inventory, Marketing, Working Capital
Date: May 29, 2019
Offering exemption relied upon: None

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

2018: This was purely an R&D year. We began operating in October 2018 and began work on product formulation, branding, packaging, and building out sales platforms (website and amazon pages).

2019: We ran our first R&D trial run for the product April 29. This had its own set of issues and we had to reformulate. We finally got the product to a point where it could go to market. Full scale production in June. We launched on Amazon in June and quickly began acquiring customers, albeit expensively. A big portion of the loss was spent on amazon advertising. We learned two things: Amazon was an expensive customer acquisition platform and the product wasn't quite right to scale. We went back to R&D after receiving feedback from over 1,000 consumers. With this feedback, we reformulated again. Cash was tight, but we believed we had a better product. With this new product, we changed our marketing strategy to Facebook, Instagram, and Google advertising, which proved to be a much lower customer acquistion cost than Amazon. We went back into production in October and received the new and improved product and 4 new flavors in December. In December, we sent the 1,000 customers who provided feedback a free variety pack of the new and improved product and it was received in high regards versus the first iteration. The massive loss of this year was due to cash burn on Amazon. Competition on Amazon is high and the cost to acquire a customer is high. It is also difficult to differentiate yourself on Amazon due to the lack of advertising and content creativity and freedom of other platforms.

2020: After minimal success on Facebook and Instagram, we switched digital agency partners March 1. This proved successful. With the right partner, our sales grew ~700% from Feb. to Mar. and lowered our customer acquisition cost by half. We found a strategy that works at acquiring customers and have doubled our return customer rate each month since March. This tells us that once customers try the product, they come back for more.

Historical results and cash flows:

The most intensive cash flow activity was Amazon advertising. This sucked cash with minimal return. This practice has stopped. We are still spending on Amazon in 2020, but we are doing so at a profitable ACOS (advertising cost of sale). In 2019, ACOS was 500-800%, now we have it down to ~30%.

The results of 2019 are not indicitive of of future results. Investors should review 2020 YTD numbers for a better understanding of how the company operates today. We like to say we officially launched January 2020. We have a strategy in place that is worked and minimally burning cash. We know we can scale the current strategy. The faster we acquire customer, the faster our retention rates increase, the faster we become profitable.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

The company received a capital loan from Shopify Capital for $9,000. The outstanding balance is $4,184.

The company appplied for and was approved for an EIDL from the SBA for $9,000. It has not been funded as of June 2, 2020.

The company has an outstanding line of credit from American Express with a balance of $38,230.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from our crowdfunding campaign are essential for us to execute the balance of our 2020 plan and our 2021 operating plan. The company is not currently generating positive cash flow and needs the investment to continue growth and is the pathway to profitability.

If the company is unable to raise the funds via Start Engine, there are vehicles available to us, but they will be more difficult to acquire.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign is not necessary to the viability of the company, but they are needed for the best pathway forward for the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, it will allow us to continue to operate as we are today because it will be solely used for inventory. It will not be able to fund the growth initiatives we have planned.

How long will you be able to operate the company if you raise your maximum funding goal?

If we reach our maximum funding, it will give us an 18 month runway to fully execute our growth strategies. This includes new product introductions, scaling current marketing strategies, and hiring staff to execute our brick and mortar retail strategy.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In the next 18 months we plan to do $2MM+ in revenue. Once we achieve this growth, we will then go to the strategic VC market to raise a Series A. We have already spoken to multiple strategic VC firms that had invested in companies that had successful exits. The firms are excited about the product but have certain revenue benchmarks before considering to invest in a company. Our goal is to hit those benchmarks and aim to foster a strategic alliance to raise a Series A down the road to accelarate growth.

Indebtedness

- **Creditor:** American Express - Line of Credit
  Amount Owed: $38,230.00
  Interest Rate: 17.0%
  Maturity Date: December 31, 2020

- **Creditor:** Shopify Capital
  Amount Owed: $4,184.00
  Interest Rate: 7.0%
  Maturity Date: April 21, 2021

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

Our valuation is based our projected revenue, the size of the our target market, and industry comparables.

The global "healthy snacks" market size is expected to reach $32.3 billion by 2025, rising at a market growth of 5.07% CAGR during the forecast period, while the plant-based snacks market is projected to record a striking CAGR of over 8% through 2028.

Projected revenue for 2020 is around $500,000 and for 2021 is around $2.4MM. Our valuation takes into industry comparables as well as recent exits and VC investment in the space. With the growth of the market and current growth trends, we believe this valuation is right on par with other industry raises/exits.

2020 Financial Assumptions:

We believe that our 2020 Plan is attainable through our current customer acquisition strategy and current product line. However, raising the maximum capital, we believe we can outpace our projections by introducing new products into market faster than previously planned. We also believe that with additional capital we can increase revenue for 2020 by scaling the marketing tactics of our current products.

2021 Financial Assumptions:

These assumptions are based on raising the maximum amount. By raising the maximum amount we can execute on all of our growth strategies. These strategies include: new product development and launches, increasing our marketing spend to acquire customers more quickly to turn into LTV positive customers, and launch into brick and mortar retail. These growth initiatives will also allow us to hire key employees to bring into the company to help attain the growth projected.

Based on internal reserach, we found similar company in the space has LTM of $120,000 in sales with projected 12-month revenue of $1.2MM and raised at a $7MM valuation. We believe with our current sales trends and projected revenues, we are offering a value to investors versus the industry.

Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  This will allow us to keep inventory moving to continue to serve our customers.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Continue to scale our marketing efforts online as well as begin to fund in-store marketing efforts at retailers.

- *Inventory*
  5.0%
  Purchase 6-month projected inventory need to ship to our in-house ecommerce fulfillment and Amazon fulfillment. Begin planning inventory buys based on retail support and launches in 2021. Also, purchase inventory for new product launches.

- *Company Employment*
  20.0%
  Begin to build out a team. Key hires will include an Amazon account manager, a high level sales VP to start attacking retail, and customer service.

- *Research & Development*
  10.0%
  Begin developing new products per the roadmap. We have identified a bar manufacturer to begin the macro balanced protein bar development this year.

- *Working Capital*
  31.5%
  Normal business expenses and overhead to ensure a runway of 18-months.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.snackmacro.com (www.snackmacro.com/pages/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/macro-snacks

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Macro Snacks Inc.

[See attached]

Macro Snacks, LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	44,081.95
Total Bank Accounts	**$44,081.95**
Total Current Assets	**$44,081.95**
TOTAL ASSETS	**$44,081.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	0.00
Platinum Amex x5005 - Personal	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Due to J Wiesehan	3,469.67
Total Other Current Liabilities	**$3,469.67**
Total Current Liabilities	**$3,469.67**
Total Liabilities	**$3,469.67**
Equity	
Capital - Justin Wiesehan	10,000.00
Capital - Roy Cook	50,000.00
Opening Balance Equity	0.00
Owner's Investment	0.00
Retained Earnings	0.00
Net Income	-19,387.72
Total Equity	**$40,612.28**
TOTAL LIABILITIES AND EQUITY	**$44,081.95**

Macro Snacks, LLC

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-19,387.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
American Express	-571.09
Platinum Amex x5005 - Personal	0.00
Due to J Wiesehan	3,469.67
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,898.58**
Net cash provided by operating activities	**$ -16,489.14**
FINANCING ACTIVITIES	
Capital - Justin Wiesehan	10,000.00
Capital - Roy Cook	50,000.00
Opening Balance Equity	0.00
Owner's Investment	0.00
Retained Earnings	571.09
Net cash provided by financing activities	**$60,571.09**
NET CASH INCREASE FOR PERIOD	**$44,081.95**
CASH AT END OF PERIOD	**$44,081.95**

Macro Snacks, LLC

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	410.50
Ask My Accountant	0.00
Bank Charges & Fees	15.00
Legal & Professional Services	17,835.00
Meals & Entertainment	63.91
Office Supplies & Software	880.88
Travel	182.43
Total Expenses	**$19,387.72**
NET OPERATING INCOME	**$ -19,387.72**
NET INCOME	**$ -19,387.72**

Macro Snacks, LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	22,163.62
Total Bank Accounts	**$22,163.62**
Accounts Receivable	
Accounts Receivable (A/R)	2,794.89
Accounts Receivable - Online Sales	163.70
Total Accounts Receivable	**$2,958.59**
Other Current Assets	
Inventory Asset	49,938.31
Prepaid Expenses	1,900.00
Total Other Current Assets	**$51,838.31**
Total Current Assets	**$76,960.52**
TOTAL ASSETS	**$76,960.52**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	4,053.16
Total Accounts Payable	**$4,053.16**
Credit Cards	
American Express	0.00
AMEX - Macro Snacks	34,885.00
Platinum Amex x5005 - Personal	4,566.78
Total Credit Cards	**$39,451.78**
Other Current Liabilities	
Due to J Wiesehan	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$43,504.94**
Total Liabilities	**$43,504.94**
Equity	
Capital - Justin Wiesehan	10,000.00
Capital - Roy Cook	50,000.00
Opening Balance Equity	0.00
Owner's Investment	325,000.00
Retained Earnings	-19,387.72
Net Income	-332,156.70
Total Equity	**$33,455.58**
TOTAL LIABILITIES AND EQUITY	**$76,960.52**

Macro Snacks, LLC

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-332,156.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-2,794.89
Accounts Receivable - Online Sales	-163.70
Inventory Asset	-49,938.31
Prepaid Expenses	-1,900.00
Accounts Payable (A/P)	4,053.16
American Express	0.00
AMEX - Macro Snacks	34,885.00
Platinum Amex x5005 - Personal	4,566.78
Due to J Wiesehan	-3,469.67
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-14,761.63**
Net cash provided by operating activities	**$ -346,918.33**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Owner's Investment	325,000.00
Net cash provided by financing activities	**$325,000.00**
NET CASH INCREASE FOR PERIOD	**$ -21,918.33**
Cash at beginning of period	44,081.95
CASH AT END OF PERIOD	**$22,163.62**

Macro Snacks, LLC

INCOME BY CUSTOMER SUMMARY

January 2018 - December 2020

	INCOME	EXPENSES	NET INCOME
Amazon FBA	0.00	-3,462.72	$ -3,462.72
BariatricPal Store	1,536.00	-286.40	$1,249.60
BrandBold	19,194.16	3,272.58	$22,466.74
Get Fit Foods - Ballantyne	115.20	-57.92	$57.28
Get Fit Foods - Park Road	115.20	-57.92	$57.28
Get Fit Foods - Plaza Midwood	115.20	-57.92	$57.28
Get Fit Foods - South End	115.20	-57.92	$57.28
Justin Wiesehan		-600.00	$ -600.00
SAMPLES SHIPPED FROM WAREHOUSE	0.00	-107.40	$ -107.40
Shopify	20,878.13	-353.15	$20,524.98
Snack Nation	0.00	-5,028.19	$ -5,028.19
UpFresh Kitchen	367.20	-189.72	$177.48
TOTAL	**$42,436.29**	**$ -6,986.68**	**$35,449.61**

Macro Snacks, LLC

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Discounts/Refunds Given	-1,347.36
Sales - Independent Vendors	13,043.15
Sales - Shopify and Amazon	3,926.17
Shipping Income	304.06
Total Income	**$15,926.02**
Cost of Goods Sold	
Cost of Goods Sold	24,768.21
Purchases	1.92
Shipping and Freight - Inventory	9,490.81
Total Cost of Goods Sold	**$34,260.94**
GROSS PROFIT	**$ -18,334.92**
Expenses	
Advertising & Marketing	148,810.55
Booth Space	6,959.50
Trade Show	795.00
Total Advertising & Marketing	**156,565.05**
Bank Charges & Fees	106.77
Dues & Subscriptions	1,548.00
Guaranteed Payments	25,000.00
Insurance	1,881.04
Legal & Professional Services	68,995.12
Meals & Entertainment	1,114.59
Merchant Fees	629.22
Office Supplies & Software	15,164.94
Other Business Expenses	5,098.24
Pallet Fee	388.50
Postage and Shipping	1,859.39
Rent & Lease	5,066.15
Repairs & Maintenance	786.49
Research & Development	9,000.00
Supplies	11,998.11
Taxes & Licenses	194.00
Travel	8,393.68
Utilities	32.49
Total Expenses	**$313,821.78**
NET OPERATING INCOME	**$ -332,156.70**
NET INCOME	**$ -332,156.70**

Macro Snacks, LLC

BALANCE SHEET

As of April 30, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	13,627.46
Total Bank Accounts	**$13,627.46**
Accounts Receivable	
Accounts Receivable (A/R)	1,269.60
Accounts Receivable - Online Sales	232.56
Total Accounts Receivable	**$1,502.16**
Other Current Assets	
Inventory Asset	59,497.17
Prepaid Expenses	0.00
Total Other Current Assets	**$59,497.17**
Total Current Assets	**$74,626.79**
TOTAL ASSETS	**$74,626.79**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	4,053.16
Total Accounts Payable	**$4,053.16**
Credit Cards	
American Express	0.00
AMEX - Macro Snacks	40,015.21
Platinum Amex x5005 - Personal	11,844.61
Total Credit Cards	**$51,859.82**
Other Current Liabilities	
Due to J Wiesehan	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$55,912.98**
Total Liabilities	**$55,912.98**
Equity	
Capital - Justin Wiesehan	35,000.00
Capital - Roy Cook	50,000.00
Opening Balance Equity	22,662.34
Owner's Investment	325,000.00
Retained Earnings	-351,544.42
Net Income	-62,404.11
Total Equity	**$18,713.81**
TOTAL LIABILITIES AND EQUITY	**$74,626.79**

Macro Snacks, LLC

STATEMENT OF CASH FLOWS

January - April, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-62,404.11
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	1,525.29
Accounts Receivable - Online Sales	-68.86
Inventory Asset	-9,558.86
Prepaid Expenses	1,900.00
AMEX - Macro Snacks	5,130.21
Platinum Amex x5005 - Personal	7,277.83
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**6,205.61**
Net cash provided by operating activities	**$ -56,198.50**
FINANCING ACTIVITIES	
Capital - Justin Wiesehan	25,000.00
Opening Balance Equity	22,662.34
Net cash provided by financing activities	**$47,662.34**
NET CASH INCREASE FOR PERIOD	**$ -8,536.16**
Cash at beginning of period	22,163.62
CASH AT END OF PERIOD	**$13,627.46**

Macro Snacks, LLC

PROFIT AND LOSS

January - April, 2020

	TOTAL
Income	
Discounts/Refunds Given	-8,724.10
Sales - Independent Vendors	1,024.72
Sales - Shopify and Amazon	71,427.70
Shipping Income	7,914.91
Total Income	**$71,643.23**
Cost of Goods Sold	
Cost of Goods Sold	19,020.28
Shipping and Freight - Inventory	4,053.16
Total Cost of Goods Sold	**$23,073.44**
GROSS PROFIT	**$48,569.79**
Expenses	
Advertising & Marketing	59,534.43
Booth Space	8,423.17
Trade Show	4,460.00
Total Advertising & Marketing	**72,417.60**
Bank Charges & Fees	41.94
Car & Truck	171.23
Insurance	946.32
Interest Paid	2,239.74
Legal & Professional Services	466.99
Accounting	1,275.00
Attorney	75.00
Total Legal & Professional Services	**1,816.99**
Meals & Entertainment	201.37
Merchant Fees	5,561.04
Office Expense	152.13
Office Supplies & Software	2,778.52
Postage and Shipping	2,972.05
Rent & Lease	800.00
Repairs & Maintenance	434.45
Research & Development	250.00
Shipping and Freight - Online Sales	17,299.38
Supplies	1,138.90
Taxes & Licenses	202.00
Travel	1,475.30
Utilities	74.94
Total Expenses	**$110,973.90**
NET OPERATING INCOME	**$ -62,404.11**
NET INCOME	**$ -62,404.11**

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing | Get Funding | Blog | Sign In

This offering is not live or open to the public at this moment.

Macro Snacks Inc.

Balance is better





macro snacks
BALANCE IS BETTER

$0.00 raised

0 Investors	Days Left
% Equity Offered	$5M Valuation
Equity Offering Type	**$250.00** Min. Investment

INVEST NOW

Website · Charlotte, NC · FOOD & BEVERAGE · CONSUMER PRODUCTS

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Macro Snacks are macronutrient balanced, plant-based protein snacks designed to help you reach your health goals. We've created tasty snacks in the flavors you love, optimized with complex carbs and healthy fats. Our gluten-free, NON-Gmo, vegan and kosher snacks contain essential macronutrients that allow you to indulge while getting the nutrition you need.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- High growth in 2020, revenue has reached over $100,000 while maintaining gross margins of 72-75%
- Repeat customer count steadily increased month-over-month since February 2020
- The global "healthy snacks" market size is expected to reach $32.3 billion by 2025, rising at a market growth of 5.07% CAGR, while the plant-based snacks market is projected to record a striking CAGR of over 8% through 2028.

"Don't ditch the flavors you love, ditch the junk"



YOU'RE WELCOME, WORLD.

THE PROBLEM

The healthy snack market lacks options that are both delicious and nutritious

Most "healthy" snacks on the market either don't taste good or are actually packed with unhealthy ingredients like sugars, sugar alcohols, tons of fat, or ingredients you can't pronounce. Today's health foods market is oversaturated with too many yo-yo diets and short term, quick fixes, many of which are low carb, high protein, and do not focus on balanced nutrition.

Tired of choosing between...?

A snack that tastes bad.	A snack full of unhealthy ingredients.

THE SOLUTION

Healthy snacks so good, you'd think they're bad for you

Don't ditch the flavors you love, ditch the junk. Our snacks come in your favorite flavors and are packed with the nutrition your body craves, made with plant-based protein and delicious all-natural, organic ingredients that taste great and balance out your nutrition for optimal performance.

CRUNCHABLE. MUNCHABLE. CRAVEABLE.


macro snacks
BALANCE IS BETTER
CHEDDAR CHEESE
SPICY CHILI LIME
PIZZA PIE

At Macro Snacks, we understand that weight loss and a healthy lifestyle shouldn't be based on restricting foods you love, but rather balancing out those foods to hit your goals. That's why our snacks provide the macronutrient ratio that works for you and gives you the tools you need to sustain that weight loss for the long term.





makrō'n(y)ootrēənt/ (noun)

1) a substance required in relatively large
amounts by living organisms, in particular.

2) a type of food (e.go., fat, protein, carbohydrate)
required in large amounts in the human diet

THE MARKET

The healthy snack market is experiencing growth like never before

Specialty chips, pretzels, and snacks is a $4 billion category, up 8% between 2016-2018. The global "healthy snacks" market size is expected to reach $32.3 billion by 2025, rising at a market growth of 5.07% CAGR during the forecast period, while the plant-based snacks market is projected to record a striking CAGR of over 8% through 2028. Additionally, healthy snack products with specific claims like non-GMO grew 18.2% over the last 5 years, beating overall snack category growth of 1.2% over the same period.



GLOBAL HEALTHY SNACK MARKET



$32.3B
by 2025



OUR TRACTION

Continued revenue and customer growth, with a new successful digital strategy


MUNCHABLE. CRUNCHABLE.
macro snacks
BALANCE IS BETTER
BBQ SAUCE
A MACRONUTRIENT BALANCED CRISP
25,000
BAGS SOLD
IN 4 MONTHS

After launching on Amazon in June 2019, we sold 25,000 snack bags in four months, receiving 1,000 comments from customers. We used these customer responses to reformulate our product and re-launched our new and improved product in December 2019.


2020 GROWTH
739%
Feb. to Mar.
MUNCHABLE. CRUNCHABLE.
macro snacks
BALANCE IS BETTER
CHEDDAR CHEESE
A MACRONUTRIENT BALANCED CRISP

Due to a change in our digital marketing strategy in 2020, **we grew 703% from February to March** and we have successfully increased our customer retention rate month over month since March 2020. Though our plans to sell in brick and

rate month over month since March 2020. Though our plans to sell in brick and mortar retailers has halted due to COVID-19, we plan to expand on our successful digital strategy to grow our customer base and have a stronger launch in stores in 2021.



WHAT WE DO

Same flavors you know and love, with plant-based ingredients you can trust







MUNCHABLE.
CRUNCHABLE.
macro snacks
BALANCE IS BETTER
CHURRO LOCO
45% CARBS
30% PROTEIN
25% FAT
A MACRONUTRIENT BALANCED CRISP

Vegan
Plant Protein
Gluten-Free
Macro-Balanced
140 Calories
Non-GMO











Our non-gmo, gluten-free, plant-based and kosher snacks provide our customers with the flavors they are used to eating in legacy brand snacks, like our Rockin Ranch, which imitates the flavor of Cool Ranch Doritos, or our Churro Loco, that tastes like Cinnamon Toast Crunch. We formulated our products this way so that the initial taste triggers a sensory memory and instant connection and comparison of unhealthy snacks they have been eating for years. This initial trial and connection will make the long term adoption of our products easier.



UPGRADE YOUR CHIP GAME
macro snacks
VS
Doritos
UPGRADE YOUR CHIP GAME
macro snacks
VS
Lay's

11G	PROTEIN	2G		11G	PROTEIN	2G
3.5G	FAT	10G		4G	FAT	12G
140	CALORIES	180		140	CALORIES	195

Our snacks allow you to indulge while keeping you on track with your health goals. We combine all 3 essential macronutrients to create a balanced, better for you snack, that is not only healthy, but tastes great. We use a twin screw extrusion process to make our snacks, meaning they are first baked, and then tumbled with a dry seasoning powder and high oleic sunflower oil. Our key ingredients include pea protein isolate, chickpea flour, brown rice flour and each of our signature seasonings are made with all natural and organic ingredients.



THE BUSINESS MODEL

Direct to consumer with remarkable profit margins

Currently we are only direct to consumers through our website, www.snackmacro.com and Amazon. Our gross margins (product cost/retail cost) are between 72- 75% depending on the SKU.

PROFIT MARGINS



72-75%

depending on SKU

HOW WE ARE DIFFERENT

Our snacks focus on complete and balanced nutrition, with ingredients to brag about


WHAT IS SO SPECIAL ABOUT MACRO SNACKS?
macro snacks

“

WE FOCUS ON COMPLETE NUTRITION

Using these three ingredients to make up
70% of all our products.

Pea Protein Isolate



Pea Protein Isolate, a powder extracted from yellow peas, is a “high quality” protein, amazing source of plant-based iron and contains all nine essential amino acids.

Chickpea Flour



Chickpeas are a great source of fiber and plant-based protein, as well as being high in magnesium and potassium.

Brown Rice Flour



Brown Rice Flour is a whole grain flour that consists of the bran, endosperm and germ. It is a great source of plant-based protein, fiber, B vitamins, iron, magnesium, manganese and lignans.

Our biggest competitors include companies such as Quest Nutrition, Shrewd Food, iWon Organics, and other Keto snack brands. Many of these brands are focused on low-carb, high protein offerings, but our differentiator is that we focus on complete nutrition. While diet trends may come and go, we are positioned to provide a longer term solution to our wellness-seeking customers. We believe macro balance as a whole is more sustainable for consumers long term because it is not restrictive like most diets and products on the market.


SNACKABLE.
CRAVEABLE.
Nutrition Facts
Calories
140
FIESTA LOCO FOR CHURRO
FESTIVE
& OH-SO-SWEET
SNACKING
INSPIRED
BY A CINNAMONY,
SUGARY
FIESTA
snackmacro.com



THE VISION

Macro Snacks will be a go-to healthy snack and sports nutrition brand


We're expanding our products!
MUNCHABLE.
MUNCHABLE.
CRUNCHABLE.
macro snacks
BALANCE IS BETTER
SOUR CREAM + ONION
45% CARBS
30% PROTEIN
25% FAT
A MACRONUTRIENT BALANCED CRISP

We envision this company becoming a complete suite of functional, sports nutrition products. We have plans to expand into the macro balanced protein bar category, cookie category, ready-to-drink protein product category, popcorn category, macro balanced nut butters, and other formats of chips/snacks. We believe very few products on the market currently offer consumers a macronutrient balanced option in any of these categories. As a first-mover brand in this category, we anticipate long term, sustained growth for Macro Snacks.

In this category, we anticipate long term, sustained growth for Macro Snacks.

LOOK FORWARD TO CRAVING OUR

Nov. 2020	Macro balanced protein bar
Feb. 2021	Ready-to-drink protein product
June 2021	Macro balanced nut butters
Sep. 2021	Popcorn
Dec. 2021	Cookies
TBA	And so much more!

OUR TEAM

A founder on a mission

As a lifelong entrepreneur with a background in consumer goods, Justin Wiesehan founded Macro Snacks with a simple mission- to make snack food better. Justin has had success launching brands and products that can still be found in major retailers such as Walmart, Walgreens, and national warehouse clubs. His previous experience and passion for the mission set up Macro Snacks for growth and expansion.



JUSTIN WIESEHAN



JUSTIN WIESEHAN

FOUNDER

WHY INVEST

Help us reshape the health foods market with a snack brand that has something for everyone

Macro Snacks is on a mission to disrupt the healthy snacking and sports nutrition industries. One of our goals is to debunk short-term, quick fix diets and use our company as a catalyst to educate the public on the benefits and long term sustainability of a macronutrient balanced diet. Staying in shape or getting in shape doesn't have to be hard or restrictive; in fact, it can be enjoyable! We want you to become a part of Macro Nation as we achieve our potential and help people live healthier, better, more balanced lives.


macro snacks
CHEDDAR CHEESE

We prove that your snacks can be tasty **AND** healthy!

Meet Our Team



Justin Wiesehan
Founder and CEO

Justin is a serial entrepreneur. Prior to starting Macro Snacks, Justin co-founded Mistic Electronic Cigarettes, a first mover in the e-cigarette industry from 2012-2017. Mistic was a top 3 brand and was in 70,000 retail doors including Walmart, Walgreens, Circle K, Dollar General, Family Dollar, and more.



Offering Summary

Company :	Macro Snacks Inc.
Corporate Address :	422 Crompton Street, Charlotte, NC 28273
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered :	1,070,000
Price per Share :	$1.00
Pre-Money Valuation :	$5,000,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

<u>**Voting Rights of Securities sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Company Perks***</u>

All Investor Owners Club

- Early access to products (This can be available to everyone, but only $25,000+ can get input in the development)
- Private owners group or investor meetups / webinars

<u>**Early Bird**</u>

First 72 hours - Friends and Family | 15% bonus shares

Next 72 hours - Super Early Bird | 10% bonus

Next 7 days - Early Bird Bonus | 5% bonus shares

<u>**Volume**</u>

$500+ (20% off, first 6 months, 1-month supply for free)

$1,000 (20% off, first 12 months, 3 month supply for free)

$5,000+ (25% lifetime, 3-month supply for free)

$10,000+ (25% lifetime, 6-month supply for free+ 5% bonus shares)

$25,000+ (25% lifetime, 1-year supply, manufacturing tour, new flavor development testing, early access to new products + 10% bonus shares)

$50,000+ (25% lifetime, 1-year supply, manufacturing tour, new flavor/product development testing, early access to new products + 15% bonus shares)

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Macro Snacks, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - [Do Not Sell My Personal Information](#)



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.